As filed on June 2, 2003                                    File No. 333 -102441
================================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM SB-1/A
                                 AMENDMENT NO. 3


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              BRINX RESOURCES LTD.
                 (Name of small business issuer in its charter)

             NEVADA                                   1040                             98-0388682
(State or other jurisdiction of          (Primary Standard Industrial               (IRS Employer
 incorporation or organization)           Classification Code Number)             Identification No.)

            4519 WOODGREEN DRIVE, WEST VANCOUVER, B.C. V7S 2T8 CANADA
                                 (604) 926-3677
          (Address and telephone number of principal executive offices)

            4519 WOODGREEN DRIVE, WEST VANCOUVER, B.C. V7S 2T8 CANADA
(Address of principal place of business or intended principal place of business)

 KENNETH A. CABIANCA, 4519 WOODGREEN DRIVE, WEST VANCOUVER, B.C. V7S 2T8 CANADA
                                 (604) 926-3677
            (Name, address and telephone number of agent for service)

                         Copies of all communication to:
                             FAY M. MATSUKAGE, ESQ.
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                          455 SHERMAN STREET, SUITE 300
                             DENVER, COLORADO 80203
                       (303) 777-3737, FAX (303) 777-3823

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.                                           |X| ____

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                           |_| ____

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                  |_| ____

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                  |_| ____

If delivery  of the  prospectus  is  expected  to be made  pursuant to Rule 434,
please check the following box.                                         |_| ____

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF SECURITIES TO BE      DOLLAR AMOUNT TO BE        PROPOSED MAXIMUM            AMOUNT OF
                 REGISTERED                         REGISTERED         OFFERING PRICE PER UNIT    REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common stock                                         $16,500                   $0.003                   $1.52
------------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


 Disclosure alternative used (check one): Alternative 1       Alternative 2  X
                                                        ----                ----

                    SUBJECT TO COMPLETION, DATED JUNE 2, 2003




                                   PROSPECTUS


                              BRINX RESOURCES LTD.

                        5,500,000 SHARES OF COMMON STOCK



         The selling shareholder named in this prospectus is offering 5,500,000 shares of common stock of Brinx Resources Ltd. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.003 per share and an offering period of four months from the date of this prospectus. See "Security Ownership of Selling Shareholder and Management" on page 14 for more information about the selling shareholder.


         Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

                              -------------------

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

---------------------------------------------------------------------------------------------------
SHARES OFFERED BY                                     SELLING AGENT            PROCEEDS TO SELLING
SELLING SHAREHOLDER            PRICE TO PUBLIC         COMMISSIONS                  SHAREHOLDER
---------------------------------------------------------------------------------------------------
Per Share                           $0.003            Not applicable                  $0.003
---------------------------------------------------------------------------------------------------
Total Offering                     $16,500            Not applicable                 $16,500
---------------------------------------------------------------------------------------------------


         Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $20,000. Brinx Resources will pay these expenses.




                This Prospectus is dated _________________, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY............................................................3
RISK FACTORS..................................................................4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................7
DILUTION......................................................................7
DIVIDEND POLICY...............................................................7
USE OF PROCEEDS...............................................................7
BUSINESS AND PROPERTIES.......................................................7
PLAN OF OPERATIONS...........................................................11
DIRECTORS AND EXECUTIVE OFFICERS.............................................13
EXECUTIVE COMPENSATION.......................................................13
SECURITY OWNERSHIP OF SELLING SHAREHOLDER AND MANAGEMENT.....................14
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS....................14
DESCRIPTION OF CAPITAL STOCK.................................................15
PLAN OF DISTRIBUTION.........................................................15
TRANSFER AGENT AND REGISTRAR.................................................16
SEC POSITION ON INDEMNIFICATION..............................................17
LEGAL MATTERS................................................................17
EXPERTS......................................................................17
AVAILABLE INFORMATION........................................................17
REPORTS TO STOCKHOLDERS......................................................18
INDEX TO FINANCIAL STATEMENTS...............................................F-1
INDEX TO FINANCIAL STATEMENTS (UNAUDITED)..................................FF-1

                               PROSPECTUS SUMMARY

BRINX RESOURCES LTD.

         Brinx Resources Ltd. was organized under the laws of the State of Nevada on December 23, 1998, to explore mining claims and property in New Mexico. As of the date of this prospectus, we have conducted only limited operations. Due to the price of gold from December 1998 to September 2002, we did not proceed with our business plan during that period. We purchased 8 mining claim located in Hidalgo County, New Mexico in September 2002. We refer to these mineral claims as the Antelope Pass Project. We own a 100% interest in the Antelope Pass Project.

         With the price of gold reaching $380 per ounce in early February 2003, we have decided to conduct mineral exploration activities on the Antelope Pass Project in order to assess whether these claims have commercially exploitable gold mineral reserves. Our plan of operations is to conduct the first phase of a staged exploration program on our mineral properties. Our proposed exploration program is designed to explore for commercially exploitable reserves of gold on these mineral claims. We are an exploration stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.

         Since we are in the exploration stage, we have not yet realized any revenues from our planned operations. As of January 31, 2003, we had $11,794 in cash on hand, total tangible assets of $12,605, and liabilities of $3,890. Accordingly, our working capital position as of January 31, 2003 was $7,904. Since our inception through January 31, 2003, we have incurred a net loss of $22,685. We attribute our net loss to having no revenues to offset our operating expenses such as corporate maintenance and professional fees. We have sufficient funds to take us through the first phase of our exploration program. However, our working capital is not sufficient to enable us to complete any other phases of our exploration program. Accordingly, we will require additional financing in order to complete the full exploration program described more fully in the section entitled, "Business and Properties."


         We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


         Our offices are located at 4519 Woodgreen Drive, West Vancouver, British Columbia V7S 2T8 Canada, and our telephone number is (604) 926-3677.

THE OFFERING

Securities offered................................... 5,500,000 shares of common stock

Selling shareholder.................................. Marc Cabianca

Offering price....................................... $0.003 per share

Shares outstanding prior to the offering............. 11,400,000 shares of common stock

Shares to be outstanding after the offering.......... 11,400,000 shares of common stock

Use of proceeds...................................... We will not receive any proceeds from the sale of
                                                      the common stock by the
                                                      selling shareholder.

                                  RISK FACTORS

         Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

         IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

         Our current operating funds are not sufficient to complete more than the first phase of exploration of our mineral claims. Therefore, we will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

         IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

         The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

         IF WE DO NOT PAY ANNUAL MAINTENANCE FEES, THEN OUR MINERAL CLAIMS WILL LAPSE.

         We must pay annual maintenance fees of $100 per claim to the Bureau of Land Management to hold our claims. If we do not make the required payments, then our claims will lapse and we will lose all interest that we have in these mineral claims. The expiry date of our mineral claims is currently September 2003.

         OUR COMPANY WAS RECENTLY FORMED AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

         We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. From inception to January 31, 2003, we incurred a net loss of $22,685. At January 31, 2003, we had working capital of $7,904.

         We were organized under the laws of the State of Nevada on December 23, 1998, and have had no operations other than to conduct a private offering and to acquire 8 mineral claims in the state of New Mexico. As of the date of this prospectus, two shareholders hold our common stock. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         BECAUSE WE ANTICIPATE OUR OPERATING EXPENSES WILL INCREASE PRIOR TO OUR OBTAINING REVENUES, WE EXPECT SIGNIFICANT LOSSES PRIOR TO ANY PROFITABILITY.

         Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from the exploration of our mineral claims and the production of minerals thereon, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we may not be able to generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

         BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS SUBSTANTIAL RISK THAT NO COMMERCIALLY EXPLOITABLE MINERALS WILL BE FOUND AND OUR BUSINESS WILL FAIL.

         The search for valuable minerals as a business is extremely risky. Our mineral claims may not contain commercially exploitable reserves of gold. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of our mineral claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

         BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

         The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins, and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

         EVEN IF WE DISCOVER COMMERCIAL RESERVES OF PRECIOUS METALS ON OUR MINERAL CLAIMS, WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN COMMERCIAL PRODUCTION.

         Our mineral claims do not contain any known mineral reserves. If our exploration programs are successful in establishing reserves of commercial tonnage and grade, we will require additional funds in order to place the mineral claims into commercial production. At this time, we cannot assure you that we will be able to do so.

         BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         The report of Wheeler Wasoff, P.C., our independent auditors, on our audited financial statements for the periods ended October 31, 2002, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

RISKS RELATED TO OUR MARKET AND STRATEGY

         BECAUSE OUR SOLE EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

         Mr. Cabianca, our sole executive officer and director, presently spends approximately 25% of his business time on business management services for our company. It is possible that the demands on Mr. Cabianca from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Cabianca may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

RISKS RELATED TO LEGAL UNCERTAINTY

         BECAUSE WE WILL BE SUBJECT TO COMPLIANCE WITH GOVERNMENT REGULATION, OUR ANTICIPATED COST OF OUR EXPLORATION PROGRAM MAY INCREASE.

         There are several governmental regulations that materially restrict the use of ore. We will be subject to the laws and regulations of the Bureau of Land Management of the United States Department of the Interior as we carry out our exploration program. We may be required to obtain land use permits and perform remediation work for any physical disturbance to the land in order to comply with these regulations. New regulations could be passed which could increase our costs of doing business and prevent us from carrying out our exploration program. Under current regulations, if we fail to obtain the necessary permits, the Bureau of Land Management could seek to enjoin our exploration operations and demand monetary damages for any surface disturbance to the land. In addition, the Bureau of Land Management could seek a criminal fine of up to $200,000 against us for a knowing and willful violation. If we were to be subject to any criminal or civil proceedings of this type, in all likelihood, we would cease to exist as a company and investors would lose their entire investment.

RISKS RELATED TO THIS OFFERING

         THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

         There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

         REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

         If a market develops for our common stock, our common stock would, most likely, be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.

         SINCE NEITHER THE SOLE OFFICER NOR THE PRINCIPAL AND SELLING SHAREHOLDER IS A UNITED STATES RESIDENT, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST THEM.

         Kenneth Cabianca, our sole officer and director resides in British Columbia, Canada, while Marc Cabianca, our principal and selling shareholder, resides in Taiwan. Accordingly, if events should occur that give rise to any liability on the part of either person, shareholders would likely have difficulty in enforcing such liabilities. If a shareholder desired to sue either person, the shareholder would have to serve that person with a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where assets are located.

         KENNETH CABIANCA AND MARC CABIANCA WILL CONTINUE TO CONTROL OUR COMPANY AFTER COMPLETION OF THIS OFFERING.

         Should Marc Cabianca sell all 5,500,000 shares being offered, he and Kenneth Cabianca, his father, will continue to own more than 51% of the outstanding shares and thus control our company. Accordingly, investors in this offering will be trusting these two men to make the right decisions for our company. Should they fail to do so, investors could lose their investment in the shares being offered.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.


                                    DILUTION

         The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.


                             BUSINESS AND PROPERTIES

GENERAL

         We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own eight mineral claims that we refer to as the Antelope Pass Project, as described below. Further exploration of our mineral claims is required before a final evaluation as to the economic and legal feasibility of any mineral reserves that we may discover on our mineral claims can be completed. We cannot assure you that a commercially viable mineral deposit exists on our mineral claims. Our plan of operations is to carry out exploration work on our mineral claims in order to ascertain whether our claims possess commercially exploitable quantities of gold. We cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

PROPERTY ACQUISITION

         In September 2002, we acquired a 100% interest in leases on unpatented lode mining claims in the Antelope Pass Project, located in the Hidalgo County, New Mexico, from Leroy Halterman, a non-affiliate of our company, for $811. The Antelope Pass Project consists of the Kendra 1 through Kendra 8 mineral claims. Unpatented claims are mining claims for which the holder has no patent, or document that conveys title. A lode is a mineral deposit in consolidated rock as opposed to a placer deposit, which is a deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.

ANTELOPE PASS PROJECT

         LOCATION AND ACCESS. The Antelope Pass Project is located in west central Hidalgo County, New Mexico, approximately 10 miles east of the New Mexico-Arizona border. The prospect lies in the Peloncillo Mountains, 35 miles southwest of Lordsburg, New Mexico. The closest major air service to the property is located in Tucson, Arizona. Access to the property is from Tucson traveling east via Interstate Highway 10 for approximately 130 miles to the Animas, New Mexico exit. From that exit, travel is south 20 miles on State Highway 338 to the town of Animas and then west for 7 miles via State Highway 9. The property can be reached on gravel roads and dirt tracks.

         The property is comprised of low hills and alluvial valleys, with elevations ranging from a low of 4,480 feet to a high of 4,580 feet. Vegetation is sparse and includes desert grasses, cacti, and creosote bushes.

         KENDRA CLAIMS. The prospect consists of eight unpatented lode mining claims totaling 160 acres, situated in Township 27 South, Range 20 West, Sections 18 and 19 and Township 27 South, Range 21 West, Sections 13 and 24. The claims are located on federal lands under the administration of the Bureau of Land Management (BLM). They are not subject to any royalties, but annual maintenance fees must be paid to the BLM of $100 per claim or a total of $800 for the entire claim block to keep them valid.

         Under the General Mining Law of 1872, which governs our mining claims and leases, we, as the holder of the claim, have the right to develop the minerals located in the land identified in the claim. We must pay an annual maintenance fee of $100 per claim to hold the claim. Claims can be held indefinitely with or without mineral production, subject to challenge if not developed. Using land under an unpatented mining claim for anything but mineral and associated purposes violates the General Mining Law of 1872.

         If we determine through our exploration program that one or more economically recoverable mineral deposits exist on our claims, and at least $500 of development work has been performed, we can file a patent application to obtain title to surface and mineral rights. It is not required to patent a claim to mine a deposit, but patenting a claim gives the holder legal title to both the surface and the minerals. We must pay a fee of $250 per patent application plus $50 per claim within each application. If the application is approved, we can purchase surface and mineral rights at a rate of $5 per acre for lode claims.

         PREVIOUS OPERATIONS AND HISTORY. The property and surrounding vicinity was initially evaluated during a general reconnaissance program in 1981. During this program, anomalous or irregular gold and arsenic values obtained from rock chip samples led to the area being staked by Energy Reserves Group. Goldsil Resources Ltd. then acquired the claims from Energy Reserves Group, but latter dropped the claims. In 1985, Santa Fe Pacific Mining leased the claim block. Santa Fe Pacific Mining then terminated its lease in late 1987.

         Both Energy Reserves Group and Santa Fe Pacific Mining sampled the property. Santa Fe collected 130 rock chip samples. Fifteen percent of the sample results showed more than 1.0 parts per million gold (more than .029 ounces per ton gold), with a high value of 9.46 parts per million gold (.28 ounces per ton gold). In addition to gold, these samples were assayed for silver, arsenic and antimony. Results were generally low silver associated with high arsenic and antimony, which is considered to be characteristic of the low temperature hydrothermal systems that deposited many of the significant gold deposits like those found in Nevada.

         Neither Mr. Halterman nor we have conducted any work on the claims. There are no known reserves on the property.

         GEOLOGY OF THE MINERAL CLAIMS. An evaluation report identified Tertiary Age, rhyolitic volcanic rocks present on the western portion of the prospect area. The Tertiary Age is a geologic period, thought to have covered the span of time between 65 million years and 3 to 2 million years ago. Rhyolite is a very acid volcanic rock, which is the lava form of granite. These volcanics are related to the Rodeo Caldera, which is located just west of the Antelope Pass prospect vicinity. This caldera is the probable source of the anomalous gold mineralization detected in the area. Rocks that outcrop in the prospect vicinity include limestone and Tertiary Age volcanics.

         The most obvious form of alternation on the prospect is the presence of strong silicification in the form of jasperoid development. Silicification is the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz or opal, which may fill pores and replace existing minerals. Jasperoid is a dense, usually gray, rock resembling flint and containing silica, in which cryptocrystalline (consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope) quartz has replaced the carbonate minerals of limestone or dolomite. Carbonate minerals refers to compounds containing carbonic acid.

PROPOSED PROGRAM OF EXPLORATION

         The evaluation report concludes that the property merits exploration and evaluation. Since the rock samples have not been evaluated by trenching, drilling, or even geochemical soil sampling, a two-phase program is recommended with the second phase depended upon the successful results of the first phase. Trenching refers to the process in which the material to be sampled is spread out flat and channeled in one direction with a shovel, and the material for the sample is taken at regular intervals along the channel. The procedure is repeated with several other channels in different directions until a sample of the proper size has been secured. Drilling refers to a method of sampling a deposit by means of a drill or borehole. The boreholes may be spaced at the corners of squares or triangles at distances according to the nature and extent of the deposit. Geochemical sampling refers to the search for economic mineral deposits or petroleum by detection of abnormal concentrations of elements or hydrocarbons in surface materials or organisms, usually accomplished by instrumental, spot-test, or quickie techniques that may be applied in the field.

         The first phase should include conventional soil sampling on specified grids. Conventional soil sampling means taking soil sample from specified areas in the Kendra claim block that would be mapped out in advance.

         In addition, several new techniques have been developed in the field of soil geochemical sampling and reportedly the enzyme leach assay technique has met with good results. This technique should also be tested. An enzyme leach assay involves the extraction of soluble metals or salts from an ore by means of slowly percolating solutions using enzymes and to determine the proportions of metals in the ore sample.

         Based upon the results of the Phase I program a drilling program should take place to test the existing anomalies and those disclosed during the Phase I program. The recommended programs are presented below.

         RECOMMENDATIONS PHASE I AND PHASE II PROGRAMS

         PHASE I. The Phase I program will be limited to defining drill targets for the Phase II program. It is anticipated to cost approximately $11,250. The following discussion gives a brief description of the Phase I program.

          1. Additional mapping and sampling to confirm earlier sampling and to better target drill holes to test untested mineralized areas of the Kendra claim block.

          2. Perform close spaced geochemical soil sampling across the entire staked area. This type of sampling would collect samples from approximately 1-2 feet below the surface and have them tested for gold, silver, antimony, mercury and arsenic. In addition to this technique a new geochemical technique called enzyme leach should be tested. This new technique has recently been used with some success in tests and also in exploration.

         The Quaternary gravel that covers most of the prospect may limit the usefulness of conventional soil geochemistry but test grids will have to be surveyed, sampled and analyzed to determine its usefulness. Quaternary refers to a geologic period following the Tertiary Age beginning 2 to 3 million years ago and extending to the present. The enzyme leach method may be a more useful geochemical tool. However, more information and results from test and exploration programs that are currently employing this technique needs to be analyzed to determine if enzyme leach is a cost-effective exploration tool. It should be noted that because of the limited size of the fault trace on this property the cost of both techniques would not be excessive. A fault is a break in the continuity of a body of rock, which is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. A fault trace or fault line is where that break intersects with the surface of the Earth or with any artificial surface of reference.

         PHASE II PROGRAM. The Phase II program is estimated to cost approximately $41,500 and will involve the drill testing of strong rock and soil geochemical anomalies. A geochemical anomaly refers to a concentration of one or more elements in rock, soil, sediment, vegetation, or water that is markedly higher or lower than background. The term may also be applied to hydrocarbon concentrations in soils. In addition to testing the geochemical anomalies, geological mapping will generate other drill targets that may not be highly mineralized at the surface but will still warrant testing with several drill holes. These holes should be drilled to a depth of 300 to 400 feet or until the geological target has been intercepted.

    COST ESTIMATES PHASE I PROGRAM

    ITEM                                                          ESTIMATED COST

    Sample 100 soil and 25 Enzyme -Leach samples, average
      $30/Sample.....................................................$  3,500
    Sampling supplies 125 samples @ $2.00/ sample....................     250
    Rock samples 50 samples @ $20/ sample............................   1,000
    Geologist, 10 days @ $400/day....................................   4,000
    Per diem 10 days @ $100/day......................................   1,000
    Vehicle Mileage 2,000 @ $.45 / Mile..............................     900
    Miscellaneous and field supplies.................................     600
                                                                     --------
         TOTAL PHASE I COST..........................................$ 11,250
                                                                     ========

    ESTIMATED COST PHASE II PROGRAM

    ITEM                                                          ESTIMATED COST

    Drilling
      Mineralized Outcrops and soil anomalies, 3 holes 400 ft.
         each /$15.00/ft.............................................$ 18,000
      Test Geological targets 2 holes 350 ft each./ $15.00/ft........  10,500
    Assaying, 400 samples $12.00.....................................   2,400
    Geologist 28 days @ $400/ day....................................   5,100
    Per diem 28 days @ $100/ day.....................................   1,400
    Vehicle 5000 miles @$.45/mile....................................   2,250
    Miscellaneous....................................................   1,500
                                                                     --------
         TOTAL PHASE II COST.........................................$ 41,150
                                                                     ========

COMPLIANCE WITH GOVERNMENT REGULATION

         We will be required to conduct all mineral exploration activities in accordance with the Bureau of Land Management of the United States Department of the Interior. We will be required to obtain a permit prior to the initiation of the proposed exploration Phase II program. To obtain a permit we will have to submit a plan of operation as part of our permit application.

         If our activities should advance to the point where we are engaging in significant intrusive mining operations, we could become subject to environmental regulations promulgated by federal, state, and local government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach or violation of such legislation may result in the imposition of fines and penalties. At present, we do not believe that compliance with environmental legislation and regulations will have a material affect on our operations; however, any changes in environmental legislation or regulations or in our activities may cause compliance with such legislation and/or regulation to have a material impact on our operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. We intend to ensure that we comply fully with all environmental regulations relating to our operations.

EMPLOYEES

         We have no employees other than our sole officer and director, Kenneth Cabianca, who as of the date of this prospectus is serving without compensation. We anticipate that we will be conducting most of our business through agreements with consultants and third parties. We have retained the services of Leroy Halterman to conduct Phase I of the exploration program at a cost of approximately $11,250. Other than our engagement of Mr. Halterman, we have not entered into any arrangements or negotiations with any other consultants or third parties.


                               PLAN OF OPERATIONS

         Our business plan is to proceed with the exploration of the Antelope Pass Project to determine whether there are commercially exploitable reserves of gold located on the property comprising the mineral claims. We have decided to proceed with the first phase of a staged exploration program recommended by the geological report prepared by Leroy Halterman. Mr. Halterman has been engaged to conduct this first phase of the exploration program, the fieldwork of which is expected to take approximately 10 to 14 days to complete. The samples collected during the fieldwork will then be tested and analyzed. We expect to complete an evaluation of the Phase I program by the first part of June 2003.

         We will assess whether to proceed to the Phase II of the recommended geological exploration program upon completion of an assessment of the results of Phase I of the geological exploration program. In completing this determination, we will review the conclusions and recommendations that we receive from our geologist based on his geological review of the results of the first phase. We will also make an assessment as to whether the results of Phase I are sufficiently positive to enable us to achieve the financing necessary for us to proceed with Phase II of the exploration program. Since we cannot undertake Phase II of exploration program unless we achieve the necessary financing to fund it, we do not know when or if we will proceed with Phase II.

         This assessment will include an assessment of our cash reserves after the completion of Phase I and the market for financing of mineral exploration projects at the time of our assessment.

         We anticipate that we will incur the following expenses over the next twelve months:

   o $11,250 in connection with the completion of the Phase I of our recommended geological work program;

   o     $10,700 for the remainder of the offering expenses; and

   o $10,000 for operating expenses, including professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934.

         Accordingly, we anticipate spending approximately $31,950 over the next twelve months in pursuing our stated plan of operations. Based on our cash position of $11,437 as of April 30, 2003 and a commitment from Ken Cabianca, our sole officer, to loan up to $25,000, we believe we have sufficient cash resources to pay for our operating expenses over the next twelve months. Of the estimated $20,000 of offering expenses, we have paid approximately $9,300 through April 30, 2003.

         The commitment from Mr. Cabianca is not in writing. His commitment may not be enforceable, as we have not given any consideration to Mr. Cabianca to make it a binding agreement. However, we believe it likely that Mr. Cabianca will fulfill this commitment, as he and his son are currently our only shareholders and would benefit the most from the continued existence of the company. Should Mr. Cabianca not provide us with the funds necessary to cover our operating expenses, the company in all likelihood would cease to exist.

         We anticipate that we will require additional funding in the event that we decide to proceed with Phase II of the exploration program. The anticipated cost of Phase II of the exploration program is $41,150. This amount is in excess of our projected cash reserves remaining upon completion of Phase I of the exploration program. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund Phase II of the exploration program. We believe that debt financing will not be an alternative for our exploration program. We do not have any arrangements in place for any future equity financing.

         If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means:

   o     engaging in an offering of our stock;
   o     engaging in borrowing; or
   o     locating a joint venture partner or partners.

RESULTS OF OPERATIONS

         We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

         For the three months ended January 31, 2003, we incurred a loss of $13,978. Most of our expenses for that three-month period were related to the preparation and filing of this registration statement.

         We incurred operating expenses in the amount of $7,307 for the year ended October 31, 2002, most of which were professional fees and expenses to maintain our corporate existence. Accordingly, our loss for the year ended October 31, 2002 was $7,307.

         We incurred a loss of $1,400 for the year ended October 31, 2001, all of which was attributable to operating expenses of $1,400.

         Accordingly, our accumulated deficit through January 31, 2003 was $22,685.

LIQUIDITY AND CAPITAL RESOURCES

         We had cash of $11,794 and working capital of $7,904 as of January 31, 2003, as compared to cash of $28,729 and working capital of $21,882 as of October 31, 2002.

         We are bearing all costs relating to the registration of the common stock, which are estimated at $20,000. Of this amount, approximately $9,300 has been paid. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

         We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the NASD OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the NASD OTC Bulletin Board.


                        DIRECTORS AND EXECUTIVE OFFICERS

         Information about our sole director and executive officer follows:

NAME                       AGE          POSITION AND TERM OF OFFICE

Kenneth A. Cabianca        62           President, Secretary, Treasurer and sole
                                        director

         Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

         Set forth below is a brief description of the recent employment and business experience of our sole director and executive officer:

         KENNETH A. CABIANCA has been our sole officer and director since our inception in December 1998. Since 1983, Mr. Cabianca has been an independent businessman and a management consultant of various companies. Many of his activities have been conducted through his company, Wellington Financial Corporation. During the past five years, he has not served as an officer or director of any company, other than as described in this paragraph. His experience includes raising venture capital, general management, and public relations. From August 1991 to September 1999, Mr. Cabianca was a director and president of Primo Resources International Inc., a mining company whose stock trades on the CDNX. While he served as president Primo Resources engaged in joint ventures projects with Mitsubishi Corp., Mitsubishi Materials Corp., and Golden Peaks Resources Ltd. He served as a director of Primo Resources International again from October 2001 to November 2002. He received a D.D.S. degree and practiced dentistry in Vancouver, British Columbia from 1965 to 1986. He also received a Bachelor of Science degree from Creighton University in 1965.


                             EXECUTIVE COMPENSATION

         The following table sets forth the remuneration of our sole director and officer during the fiscal year ended October 31, 2002:

--------------------------------------------------------------------------------------------------------------------
                                            CAPACITIES IN WHICH REMUNERATION WAS
           NAME OF INDIVIDUAL                             RECEIVED                       AGGREGATE REMUNERATION
--------------------------------------------------------------------------------------------------------------------
           Kenneth A. Cabianca                     Sole executive officer                         $-0-
--------------------------------------------------------------------------------------------------------------------

         We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.


            SECURITY OWNERSHIP OF SELLING SHAREHOLDER AND MANAGEMENT

         The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

--------------------------------------------------------------------------------------------------------------------
                                                         SHARES TO BE     SHARES TO BE OWNED    PERCENT OF CLASS(1)
                                     SHARES OWNED        OFFERED FOR      UPON COMPLETION OF
    NAME AND ADDRESS OF OWNER          PRIOR TO            SELLING             OFFERING         --------------------
                                       OFFERING          SHAREHOLDER'S                           BEFORE      AFTER
                                                           ACCOUNT                              OFFERING    OFFERING
--------------------------------------------------------------------------------------------------------------------
Marc Cabianca (2)(3)                  10,000,000          5,500,000            4,500,000         87.7%       39.5%
11F - 178 Ta Rung East Street
Taichung, Taiwan ROC
--------------------------------------------------------------------------------------------------------------------
Kenneth A. Cabianca (3)                1,400,000        Not applicable         1,400,000         12.3%       12.3%
4519 Woodgreen Drive
West Vancouver, B.C.
V7S 2T8 Canada
--------------------------------------------------------------------------------------------------------------------
-----------------
     (1)   This table is based on 11,400,000 shares of common stock outstanding.
     (2)   Marc Cabianca is the son of Kenneth Cabianca.
     (3)   Marc Cabianca and Kenneth Cabianca may be deemed to be the promoters of our company.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         Since our inception to February 28, 2001, Kenneth A. Cabianca, our sole officer and director advanced $1,400 for our expenses. As of February 28, 2001, we issued 1,400,000 shares to Mr. Cabianca in consideration for these advances.

         On September 6, 2002, Marc Cabianca, the son of Kenneth Cabianca, purchased 10,000,000 shares of common stock for a cash investment of $30,000.

         As of October 31, 2002, we owed $3,617 to Downtown Consulting for administrative services. Downtown Consulting is an entity owned and controlled by Sarah Cabianca, the daughter of Ken Cabianca. For the three months ended January 31, 2003, we incurred $2,877 for administrative services performed by Downtown Consulting.

         As of the date of this prospectus, other than the transactions described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

   -     any of our directors or officers;
   -     any nominee for election as a director;
   - any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
   - any relative or spouse, or relative of such spouse, of the above referenced persons.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and up to 1,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

         Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

         In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         Our articles of incorporation permit the board of directors, without further shareholder authorization, to issue preferred stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the common stock, all of which could adversely affect the rights of the holders of the common stock. Our board of directors has not issued nor established a series of preferred stock.


                              PLAN OF DISTRIBUTION

         The selling shareholder may sell some of all of his common stock in one or more transactions, including block transactions:

   o on such public markets or exchanges as the common stock may from time To time be trading;
   o     in privately negotiated transactions;
   o     through the writing of options on the common stock;
   o     in short sales; or
   o     in any combination of these methods of distribution.


         The selling shareholder has set an offering price for these securities of $0.003 per share and an offering period of four months from the date of this prospectus.


         The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

         In the event of the transfer by the selling shareholder of his shares to any pledgee, donee, or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee, or other transferee in place of the selling shareholder who has transferred his shares.

         The selling shareholder may also sell his shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholder or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholder.

         If, after the date of this prospectus, the selling shareholder enters into an agreement to sell his shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

         We are bearing all costs relating to the registration of the common stock, which are estimated at $20,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

         We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the NASD OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the NASD OTC Bulletin Board.

         We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In order for us to continue with our mineral exploration program, we will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

         The selling shareholder must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things:

   o Not engage in any stabilization activities in connection with our common stock;
   o Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
   o Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.


                          TRANSFER AGENT AND REGISTRAR

         Standard Registrar & Transfer Agency, P.O. Box 14411, Albuquerque, New Mexico 87191, serves as the transfer agent and registrar for our common stock.

                         SEC POSITION ON INDEMNIFICATION

         Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

         The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause Brinx Resources to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because Brinx Resources does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Brinx Resources pursuant to the foregoing provisions, or otherwise, Brinx Resources has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, CO 80203 will pass upon certain matters relating to the legality of the common stock offered hereby for us.


                                     EXPERTS

         Our financial statements as of October 31, 2002, and for the periods ended October 31, 2002, of the company included in this prospectus, have been audited by Wheeler Wasoff, P.C., independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Wheeler Wasoff, P.C. as an expert in accounting and auditing.


                              AVAILABLE INFORMATION

         We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

         You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.


                             REPORTS TO STOCKHOLDERS

         As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENTS


                                                                      Page

Independent Auditor's Report                                          F-2

Balance Sheet
  October 31, 2002                                                    F-3

Statements of Operations
  Years Ended October 31, 2001 and 2002
  and Cumulative Amounts from Inception to October 31, 2002           F-4

Statements of Stockholders' Equity
  Years Ended October 31, 2001 and 2002                               F-5

Statements of Cash Flows
  Years Ended October 31, 2001 and 2002
  and Cumulative Amounts from Inception to October 31, 2002           F-6

Notes to Financial Statements                                      F-7 - F-11

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
BRINX RESOURCES LTD.


We have audited the accompanying balance sheet of Brinx Resources Ltd. (a Nevada Corporation) (an exploration stage company) as of October 31, 2002 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended October 31, 2002 and cumulative amounts from inception to October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brinx Resources Ltd. as of October 31, 2002 and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2002 and cumulative amounts from inception to October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred losses since inception and has not commenced principal operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ WHEELER WASOFF, P.C.

                                        Wheeler Wasoff, P.C.

Denver, Colorado
December 30, 2002

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                OCTOBER 31, 2002

                                     ASSETS

CURRENT ASSETS
   Cash                                                              $   28,729
                                                                      ----------

      Total Current Assets                                               28,729

UNDEVELOPED MINERAL PROPERTY                                                811
                                                                      ----------

                                                                     $   29,540
                                                                      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                             $    6,847
                                                                      ----------

      Total Current Liabilities                                           6,847
                                                                      ----------

STOCKHOLDERS' EQUITY
   Preferred stock - $.01 par value; authorized - 1,000,000 shares
      Issued - none                                                           -
   Common stock - $.001 par value; authorized - 50,000,000 shares
      Issued and outstanding - 11,400,000 shares                         11,400
   Capital in excess of par value                                        20,000
   (Deficit) accumulated during the development stage                    (8,707)
                                                                     -----------

                                                                         22,693
                                                                     -----------
                                                                    $    29,540
                                                                     ===========


   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                                   CUMULATIVE
                                                        YEARS ENDED               AMOUNTS FROM
                                                         OCTOBER 31,              INCEPTION TO
                                                    2001            2002         OCTOBER 31, 2002
REVENUES                                       $         -      $         -       $            -
                                               ------------     ------------      ---------------

OPERATING EXPENSES
    General and administrative                       1,400            7,307                8,707
                                               ------------     ------------       ---------------

NET (LOSS)                                     $    (1,400)     $    (7,307)      $       (8,707)
                                               ============     ============      ===============

NET (LOSS) PER COMMON SHARE
    BASIC AND DILUTED                          $    (.0001)     $    (.0006)      $       (.0008)
                                               ============     ============      ===============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING -
    BASIC AND DILUTED                           11,400,000       11,400,000           11,400,000
                                               ============     ============      ===============

   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      YEARS ENDED OCTOBER 31, 2001 AND 2002



                                                                                                         (DEFICIT)
                                                                                     CAPITAL IN         ACCUMULATED
                                                          COMMON STOCK               EXCESS OF PAR       DURING THE
                                                     SHARES           AMOUNT             VALUE        DEVELOPMENT STAGE
BALANCE, NOVEMBER 1, 2000                                   -       $       -          $       -       $         -
Issuance of common stock to founder/officer
for expenses, valued at $.001 per share             1,400,000           1,400                  -                 -

Net (loss)                                                  -               -                  -            (1,400)
                                                  -----------       ---------          ---------       ------------
BALANCE, OCTOBER 31, 2001                           1,400,000           1,400                  -            (1,400)

Sale of common stock for cash,
at $.003 per share                                 10,000,000          10,000             20,000                 -

Net (loss)                                                  -               -                  -            (7,307)
                                                  -----------       ---------          ---------       ------------
BALANCE OCTOBER 31, 2002                           11,400,000       $  11,400          $  20,000       $    (8,707)
                                                  ===========       =========          =========       ============






   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                                     CUMULATIVE
                                                                                                    AMOUNTS FROM
                                                                           YEARS ENDED              INCEPTION TO
                                                                           OCTOBER 31,            OCTOBER 31, 2002
                                                                       2001          2002
CASH FLOWS FROM OPERATING ACTIVITES
   Net (loss)                                                       $  (1,400)   $   (7,307)        $     (8,707)
   Adjustment to reconcile net (loss) to net cash (used) by
      operating activities
      Stock issuance for costs and expenses                             1,400             -                1,400
   Changes in assets and liabilities
      Increase in accounts payable and accrued expenses                     -         6,847                6,847
                                                                    ----------    ----------        -------------

   Net cash (used) by operating activities                                  -          (460)                (460)
                                                                    ----------    ----------        -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of undeveloped mineral property                                 -          (811)                (811)
                                                                    ----------    ----------        -------------

   Net cash (used) in investing activities                                  -          (811)                (811)
                                                                    ----------    ----------        -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                     -        30,000               30,000
                                                                    ----------    ----------        -------------

   Net cash provided by financing activities                                -        30,000               30,000
                                                                    ----------    ----------        -------------

NET INCREASE IN CASH                                                        -        28,729               28,729

CASH, BEGINNING OF PERIODS                                                  -             -                    -
                                                                    ----------    ----------        -------------

CASH, END OF PERIODS                                                $       -     $  28,729         $     28,729
                                                                    ==========    ==========        =============


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

   Stock issued for costs and expenses                              $   1,400     $       -         $      1,400
                                                                    ==========    ==========        =============

   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         Brinx Resources Ltd. (the Company) was incorporated under the laws of the State of Nevada on December 23, 1998, issued its initial common stock in February 2001, and is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 (SFAS
         7) and a mining company in the exploration stage. The Company's principal activities since inception have been the acquisition of mineral properties, principally in the State of New Mexico.

         UNDEVELOPED MINERAL PROPERTY

         Undeveloped mineral property consists of leases on unpatented lode mining claims located in New Mexico. Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs and estimated future development costs are amortized using a unit-of-production basis over the estimated life of the ore body. Ongoing development expenditures to maintain production are charged to operations as incurred.

         Significant expenditures directly related to the acquisition of exploration interests are capitalized. If a mineable ore body is discovered, such costs are amortized using a unit-of-production method. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

         IMPAIRMENT OF LONG-LIVED ASSETS

         The Company has adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", which requires that long-lived assets to be held be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will assess the recoverability of the carrying cost of long-lived assets based on a review of projected undiscounted cash flows related to the asset held for use. If assets are determined to be impaired, then the asset is written down to its fair value based on the present value of the discounted cash flows of the related asset or other relevant measures (quoted market prices or third-party offers).

         INCOME TAXES

         The Company has adopted the  provisions  of SFAS 109,  "Accounting  for
         Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (LOSS) PER SHARE

         (Loss) per common share is computed based on the weighted average number of common shares outstanding during the periods. All shares issued from inception are considered outstanding for all periods presented.

         CASH EQUIVALENTS

         For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company may have cash balances in excess of federally insured amounts.

         SHARE BASED COMPENSATION

         In October 1995, SFAS 123 "Accounting for Stock-Based Compensation" was issued. This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense to employees by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to utilize APB 25 for measurement; and will, pursuant to SFAS 123, disclose on a supplemental basis the pro forma effects on net income and earnings per share of using the fair value measurement criteria.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

         In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

         In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

         FAIR VALUE

         The carrying amount reported in the balance sheet for cash and accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash at one financial institution. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

         COMPREHENSIVE INCOME

         There are no adjustments necessary to net (loss) as presented in the accompanying statements of operations to derive comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income."

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. As shown in the accompanying balance sheet the Company has accumulated a deficit of $8,707 through October 31, 2002. As of October 31, 2002, the Company has not commenced principal operations. These factors among others, may indicate that the Company may be unable to continue in existence. The Company's financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to establish itself as a going concern is dependent upon its ability to obtain additional financing, in order to commence exploration activities on its mining property and ultimately, to achieve profitable operations. Management believes that they can be successful in obtaining equity financing which will enable the Company to continue in existence and establish itself as a going concern.

NOTE 3 - UNDEVELOPED MINERAL PROPERTY

         The Company has acquired eight unpatented lode mining claims from an unrelated party for $811, and must perform annual assessment work of $100 for each claim.

         No exploration efforts have been conducted on the Company's mineral properties and, accordingly, the ultimate recovery of the Company's investment in mineral properties is dependent upon the discovery of commercially profitable ore reserves through future exploration efforts and the subsequent development or sale of such reserves.

NOTE 4 - COMMON STOCK

         In February 2001, the Company issued 1,400,000 shares of its common stock, valued at $1,400 ($.001 per share), to its founder for costs and expenses incurred in conjunction with the organization of the Company.

         In September 2002, the Company sold 10,000,000 shares of its common stock for cash consideration of $30,000 ($.003 per share), to a relative of the founder of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

         Accounts payable at October 31, 2002 includes $3,617 due to a related entity for administrative services performed on behalf of the Company.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES

         At October 31, 2002, the Company had a net operating loss carryforward of approximately $8,700 that may be offset against future taxable income through 2022. These carryforwards are subject to review by the Internal Revenue Service.

         The Company has fully reserved the $1,300 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $1,100 is attributable to 2002.

         Temporary differences between the time of reporting certain items for financial and tax reporting purposes consists primarily of exploration costs on undeveloped mineral properties.

NOTE 7 - SEGMENT REPORTING

         In June 1997, SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

         As of October 31, 2002, the Company had one operating segment, mineral exploration and development.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


                                                                          Page

Balance Sheet
   January 31, 2003                                                       FF-2

Statements of Operations
   Three Months  Ended January 31, 2002 and 2003
   and Cumulative Amounts from Inception to January 31, 2003              FF-3

Statements of Stockholders' Equity
   Three Months  Ended January 31, 2003                                   FF-4

Statements of Cash Flows
   Three Months  Ended January 31, 2002 and 2003
   and Cumulative Amounts from Inception to January 31, 2003              FF-5

Notes to Financial Statements                                             FF-6

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                JANUARY 31, 2003
                                   (UNAUDITED)

                                     ASSETS

CURRENT ASSETS
   Cash                                                              $   11,794
                                                                      ----------

      Total Current Assets                                               11,794

UNDEVELOPED MINERAL PROPERTY                                                811
                                                                      ----------

                                                                     $   12,605
                                                                      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                             $    3,890
                                                                      ----------

      Total Current Liabilities                                           3,890
                                                                      ----------

STOCKHOLDERS' EQUITY
   Preferred stock - $.01 par value; authorized - 1,000,000 shares
      Issued - none                                                           -
                  -
   Common stock - $.001 par value; authorized - 50,000,000 shares
      Issued and outstanding - 11,400,000 shares                         11,400
   Capital in excess of par value                                        20,000
   (Deficit) accumulated during the development stage                   (22,685)
                                                                      ----------

                                                                          8,715
                                                                      ----------
                                                                     $   12,605
                                                                      ==========



   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                    CUMULATIVE
                                                      THREE MONTHS ENDED           AMOUNTS FROM
                                                          JANUARY 31,              INCEPTION TO
                                                     2002             2003       JANUARY 31, 2003
REVENUES                                       $          -     $          -      $           -
                                               ------------     -------------     --------------

OPERATING EXPENSES
    General and administrative                            -           13,978              22,685
                                               ------------     -------------     ---------------

NET (LOSS)                                     $          -     $    (13,978)     $      (22,685)
                                               ============     =============     ===============

NET (LOSS) PER COMMON SHARE
    BASIC AND DILUTED                          $          -     $      (.001)     $        (.002)
                                               ============     =============     ===============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING -
    BASIC AND DILUTED                            11,400,000       11,400,000          11,400,000
                                               ============     =============     ===============









   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 THREE MONTHS ENDED JANUARY 31, 2003 (UNAUDITED)



                                                                                                       (DEFICIT)
                                                                                  CAPITAL IN          ACCUMULATED
                                               COMMON STOCK                      EXCESS OF PAR        DURING THE
                                                   SHARES          AMOUNT            VALUE         DEVELOPMENT STAGE
BALANCE OCTOBER 31, 2002                         11,400,000      $ 11,400         $    20,000          $   (8,707)

Net (loss)                                                -             -                   -             (13,978)
                                                -----------      --------         -----------          -----------
BALANCE, JANUARY 31, 2003                        11,400,000      $ 11,400         $    20,000          $  (22,685)
                                                ===========      ========         ===========          ===========







   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                                                     CUMULATIVE
                                                                                                                    AMOUNTS FROM
                                                                                       THREE MONTHS ENDED           INCEPTION TO
                                                                                           JANUARY 31,            JANUARY 31, 2003
                                                                                      2002            2003

CASH FLOWS FROM OPERATING ACTIVITES
   Net (loss)                                                                      $       -      $  (13,978)         $  (22,685)
   Adjustment to reconcile net (loss) to net cash (used) by
      operating activities
      Stock issuance for costs and expenses                                                -               -               1,400
   Changes in assets and liabilities
      (Decrease) increase in accounts payable and accrued expenses
                                                                                           -          (2,957)              3,890
                                                                                   ---------      -----------         -----------

   Net cash (used) by operating activities                                                 -         (16,935)            (17,395)
                                                                                   ---------      -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of undeveloped mineral property                                                -               -                (811)
                                                                                   ---------      -----------         -----------

   Net cash (used) in investing activities                                                 -               -                (811)
                                                                                   ---------      -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                                    -               -               30,000
                                                                                   ---------      -----------         ------------

   Net cash provided by financing activities                                               -               -               30,000
                                                                                   ---------      -----------         ------------

NET (DECREASE) INCREASE IN CASH                                                            -         (16,935)              11,794

CASH, BEGINNING OF PERIODS                                                                 -          28,729                    -
                                                                                   ---------      -----------         ------------

CASH, END OF PERIODS                                                               $       -      $   11,794          $    11,794
                                                                                   =========      ===========         ============



SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     Stock issued for costs and expenses                                           $       -      $        -          $     1,400
                                                                                   =========      ===========         ============



   The accompanying notes are an integral part of these financial statements.

                              BRINX RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         Brinx Resources Ltd. (the Company) was incorporated under the laws of the State of Nevada on December 23, 1998, issued its initial common stock in February 2001, and is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 (SFAS
         7) and a mining company in the exploration stage. The Company's principal activities since inception have been the acquisition of mineral properties, principally in the State of New Mexico.

         The financial information as of January 31, 2003 and for the three months ended January 31, 2002 and 2003 is unaudited, but includes all adjustments (consisting of only normal recurring adjustments) that the Company considers necessary for the fair presentation of the financial position and the results of operations and cash flows for those periods. The operating results for the unaudited three-month periods may not be indicative of results that may be expected for the entire fiscal years or annual periods. The Company did not commence business operations until September 2002. Accordingly, no operations are reflected for the three months ended January 31, 2002.

    NOTE 2 - RELATED PARTY TRANSACTIONS

         During the three months ended January 31, 2003, the Company incurred $2,877 for administrative services performed by a related party.

[OUTSIDE BACK COVER PAGE]

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by Brinx Resources Ltd. or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

         Until ____________________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.7502 of the Nevada Revised Statutes and Article VI of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement. Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses to be paid by us in connection with the securities being registered are as follows:

                                                                       AMOUNT
Securities and Exchange Commission Registration Fee.............      $       2
Accounting Fees and Expenses....................................          5,000
Legal Fees and Expenses.........................................         13,000
Transfer Agent and Registrar Fees and Expenses..................            500
Printing Expenses...............................................            500
Miscellaneous Expenses..........................................            998
                                                                    ------------
        Total...................................................      $  20,000*
-----------------
*Estimated amount


ITEM 3.  UNDERTAKINGS.

         Brinx Resources Ltd. hereby undertakes to:

         1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                     i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

                     ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                     iii) Include any additional or changed material information on the plan of distribution.

         2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Brinx Resources in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

         Since December 2001, Brinx Resources Ltd. sold 10,000,000 shares of its common stock in September 2002 to Marc Cabianca for cash consideration of $30,000. Brinx Resources Ltd. relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. Mr. Cabianca was deemed to be sophisticated with regard in an investment in the registrant. No underwriters were used.


ITEM 5.  INDEX TO EXHIBITS.

REGULATION S-B                                                       CONSECUTIVE
    NUMBER                     EXHIBIT                               PAGE NUMBER

     2.1        Articles of Incorporation, as amended*                   N/A

     2.2        Bylaws*                                                  N/A

     6.1        Confirmation of an agreement with Leroy Halterman        N/A
                dated February 3, 2003*

     6.2        Receipt of Assignment of Property for Kendra #1-8        N/A
                claims from the Bureau of Land Management dated
                February 28, 2003*

     6.3        Assignment of Property - Antelope Pass Project, as       N/A
                filed and recorded by Hidalgo County, New Mexico, on January 7, 2003*

     6.4        Notice of Intent to Hold Kendra #1-8, Lode Mining        N/A
                Claims dated August 23, 2002, by Leroy Halterman*

    10.1        Consent of Dill Dill Carr Stonbraker & Hutchings, P.C.   N/A
                (incorporated by reference to Exhibit 11.1)*

    10.2        Consent of Wheeler Wasoff, P.C.                           41

REGULATION S-B                                                       CONSECUTIVE
    NUMBER                     EXHIBIT                               PAGE NUMBER

    11.1        Opinion Regarding Legality*                              N/A


---------------------
*Filed previously.


ITEM 6.  DESCRIPTION OF EXHIBITS.

See Item 5 above.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, province of British Columbia, on June 2, 2003.


                                     BRINX RESOURCES LTD.


                                     By:  /s/ KENNETH A. CABIANCA
                                        ----------------------------------------
                                           Kenneth A. Cabianca, President

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                                TITLE                                  DATE


                                         President, Secretary, Treasurer
                                         and director (principal executive,
/s/ KENNETH A. CABIANCA                  financial and accounting officer)      June 2, 2003
-----------------------------------
Kenneth A. Cabianca

